SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12B-25


                                               COMMISSION FILE NUMBER: 000-29953


                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K |_| Form 11-K |_| Form 20-F

             |_| Form 10-Q |_| Form N-SAR


FOR PERIOD ENDED: DECEMBER 31, 2003

             |_| Transition Report on Form 10-K

             |_| Transition Report on Form 20-F

             |_| Transition Report on Form 11-K

             |_| Transition Report on Form 10-Q

             |_| Transition Report on Form N-SAR

      For the Transition Period Ended: __________________


Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


EDULINK, INC.
Full name of registrant


N/A
Former name if applicable


201 WILSHIRE BOULEVARD, SECOND FLOOR
Address of principal executive office (Street and number)


SANTA MONICA, CALIFORNIA 90401
City, state and zip code



                                     PART II
                             RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b -25(b), the following should be completed. (Check box if appropriate.)

--------------------------------------------------------------------------------

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10 -K, 20-F, 11 -K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

                                    PART III
                                    NARRATIVE


State below in reasonable detail why the Form 10-K, 11-K, 20 -F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Form 10-K for the period ended December 30, 2003 for the Company could not be filed within the prescribed period because the Company was unable to complete certain information key to filing a timely and accurate report on the internal financial aspects of the Company due to limited staff. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Michael Rosenfeld           310             393-4901
           (Name)                       (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [ X ] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes [ X ] No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  EDULINK, INC.
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 15, 2004            By: /s/ Charles H. Guy III
                                       ------------------------------
                                       Charles H. Guy III
                                       Title: Chief Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.